Exhibit 99.4
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS
Baytex Energy Corp. ("Baytex") has chosen to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders' meeting. However, instead of receiving a paper copy of the Information Circular, shareholders receive this notice explaining how to access such materials electronically.
MEETING DATE AND LOCATION
WHEN:        Thursday, April 28, 2022 at 3:00 p.m. (Calgary time)
WHERE:        Online at: https:// web.lumiagm.com/248158405

The meeting will be held virtually. All shareholders regardless of geographic location and equity ownership are able to attend the meeting. Registered shareholders and duly appointed proxyholders will be able to vote, ask questions and engage with the Chair of the Board and the CEO of the Company. Beneficial shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust Company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but will not be able to ask questions or vote at the meeting. Shareholders will not be able to attend the meeting in person.

VOTING MATTERS
Election of Directors: Shareholders will be asked to elect eight (8) directors for the ensuing year. Information respecting the election of directors can be found in the Information Circular under "Election of Directors".
Appointment of Auditors: Shareholders will be asked to appoint KPMG LLP as Baytex's auditors for the ensuing year, and authorize Baytex's directors to fix their remuneration. Information respecting the appointment of KPMG LLP can be found in the Information Circular under "Appointment of Auditors".
Say on Pay: Shareholders will be asked to approve a non-binding advisory resolution regarding Baytex's approach to executive compensation, which is more fully described in the Information Circular under "Advisory Vote on Executive Compensation".
Approval of Unallocated Share Awards: Shareholders will be asked to approve common shares issuable pursuant to unallocated awards under our Share Award Incentive Plan for a further three year term. Information respecting this approval can be found in the Information Circular under "Approval of Unallocated Share Awards under the Share Award Incentive Plan"
SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING
Meeting materials can be viewed at www.sedar.com or http://www.baytexenergy.com/investor/agm.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS
Shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR by:
•Calling 1-800-524-5521; or
•Sending an email to investor@baytexenergy.com
If you request materials before the Meeting, the Information Circular will be sent to you at no charge within 3 business days of receiving your request. To receive the Information Circular before the voting deadline for the Meeting of 3:00 p.m. (Calgary time) on April 26, 2022, your request must be received no later than Wednesday, April 20, 2022. Please note that you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notice.
If you request materials on the date of the Meeting or in the year following the filing of the Information Circular, it will be sent to you within 10 calendar days of receiving your request. Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.
Baytex has determined that only those shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Information Circular with this notification.
VOTING
There are several convenient ways to vote your shares described below. You will find attached to this notice a form of proxy or a voting instruction form containing detailed instructions on how to vote your shares.

	Beneficial Shareholder Shares held with a broker, bank or other intermediary	Registered Shareholders Shares held in own name and represented by a physical certificate
Internet:	www.proxyvote.com	https://login.odysseytrust.com/pxlogin
Email or Fax:	Call or fax to the number(s) listed on your voting instruction form	Email: proxy@odysseytrust.com Fax: 1-800-517-4553
Mail:	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope
Please submit your vote well in advance of the proxy deposit deadline of
3:00 p.m. (Calgary time) on Tuesday, April 26, 2022.

BOARD RECOMMENDATION

The Board of Directors of Baytex unanimously recommends that Shareholders VOTE FOR all of the proposed resolutions.

If you have questions or require assistance with voting, please contact Baytex's proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Outside North America: 416-304-0211
Email: assistance@laurelhill.com